UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.2)*

                             BKF Capital Group, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                           (Title of Class Securities)

                                    05548G102
                      ------------------------------------
                                 (CUSIP Number)


                                  J. Carlo Cannell
    Cannell Capital, LLC, 150 California Street, 5th Floor, San Francisco, CA
                              94111 (415) 835-8300
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               September 12, 2005
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.



CUSIP No.  05548G102

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Cannell Capital, LLC
      94-3366999
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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
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      (b)  .................................................................
           ------------------------------------------------------------------
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   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
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   4. Source of Funds (See Instructions) OO.................................
                                         ------------------------------------
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   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     California...................
                                            ---------------------------------
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Number of   7.    Sole Voting Power            0...............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
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            8.    Shared Voting Power          546,200........................
                                       --------------------------------------
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            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      546,200.....................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person   546,200
                                                                   ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)    7.1%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   IA.......................................................................
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CUSIP No. 05548G102

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      J. Carlo Cannell

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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
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   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
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   4. Source of Funds (See Instructions) OO.................................
                                         ------------------------------------
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   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     USA..........................
                                            ---------------------------------
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Number of   7.    Sole Voting Power            0 ..............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
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            8.    Shared Voting Power          546,200........................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      546,200.....................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person    546,200
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)    7.1%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   IN/HC....................................................................
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CUSIP No. 05548G102

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      The Cuttyhunk Fund Limited

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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
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   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
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   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
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   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     Bermuda......................
                                            ---------------------------------
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Number of   7.    Sole Voting Power            0  .............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
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            8.    Shared Voting Power          136,300........................
                                       --------------------------------------
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            9.    Sole Dispositive Power       0   ............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      136,300.....................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person    136,300
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     1.8%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   CO.......................................................................
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CUSIP No. 05548G102

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      The Anegada Master Fund Limited

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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
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   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
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   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
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   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     Cayman Islands...............
                                            ---------------------------------
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Number of   7.    Sole Voting Power            0 ..............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
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            8.    Shared Voting Power          120,200.......................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0  ............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      120,200.....................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person   120,200
                                                                    -----------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     1.6%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   CO.......................................................................
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CUSIP No. 05548G102

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      GS Cannell Portfolio, LLC
      98-0232642
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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
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      (b)  .................................................................
           ------------------------------------------------------------------
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   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
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   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
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   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     Delaware.....................
                                            ---------------------------------
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Number of   7.    Sole Voting Power            0...............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
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            8.    Shared Voting Power          98,700.........................
                                       --------------------------------------
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            9.    Sole Dispositive Power       0   ............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      98,700.........................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person    98,700
                                                                    -----------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     1.3%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   OO.......................................................................
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CUSIP No. 05548G102

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Tonga Partners, L.P.
      94-3164039
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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
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   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
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   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     Delaware.....................
                                            ---------------------------------
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Number of   7.    Sole Voting Power            0  .............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
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            8.    Shared Voting Power          191,000....................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      191,000.....................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person    191,000
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     2.5%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   PN.......................................................................
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Item 1  Security and Issuer
        This statement relates to Common Stock ("Common Stock"), issued by BKF Capital Group, Inc.. The address of the principal executive offices of BKF Capital Group, Inc. is One Rockefeller Plaza, New York, NY 10020.

Item 2  Identity and Background

        Name: Cannell Capital, LLC ("Adviser")
        Place of Organization: California
        Principal Business: Investment Adviser
        Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: The Cuttyhunk Fund Limited ("Cuttyhunk")
        Place of Organization: Bermuda
        Principal Business: Investment
        Address: 73 Front Street, Hamilton, Bermuda HM 12
        Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: The Anegada Master Fund Limited ("Anegada")
        Place of Organization: Cayman Islands
        Principal Business: Investment
        Address: c/o Praesideo Fund Services, Ltd.
        Harbour Centre, PO Box 1348, George Town, Grand Cayman, Cayman Islands Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: Tonga Partners, L.P. ("Tonga")
        Place of Organization: Delaware
        Principal Business: Investment
        Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: GS Cannell Portfolio, LLC ("GSC")
        Place of Organization: Delaware
        Principal Business: Investment
        Address: 701 Mount Lucas Road, CN 850, Princeton, NJ 08542 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: J. Carlo Cannell
        Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None
        Citizenship: United States

        J Carlo Cannell is the controlling and managing member of Adviser. Adviser serves as investment adviser to Cuttyhunk, Anegada Master, and GSC. Adviser is general partner and investment adviser to Tonga.

Item 3  Source and amount of Funds or other Consideration

        The aggregate amount of funds used by Cuttyhunk to purchase 136,300 shares of Common Stock owned by it was approximately $4,764,598. Such amount was derived from working capital.

        The aggregate amount of funds used by Anegada to purchase 120,200 shares of Common Stock owned by it was approximately $4,144,084. Such amount was derived from working capital.

        The aggregate amount of funds used by GSC to purchase 98,700 shares of Common Stock owned by it was approximately $3,504,942. Such amount was derived from working capital.

        The aggregate amount of funds used by Tonga to purchase 191,000 shares of Common Stock owned by it was approximately $6,620,870. Such amount was derived from working capital.

Item 4  Purpose of Transaction

        As of September 12, 2005 the Reporting Persons commenced the formulation of plans to seek maximization of the value of the Common Stock. Such plans may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value.

        Subject to availability at prices deemed favorable and in accordance with applicable laws and regulations, the Reporting Persons may acquire shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may dispose of shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise.

        Except as set forth above, the Reporting Persons has no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of item 4 of Schedule 13D.

Item 5  Interest in Securities of the Issuer

        (a) As of September 12, 2005, the Reporting Persons directly or indirectly beneficially owned 546,200 shares, or 7.1%, of Common Stock of BKF Capital Group, Inc. (the approximate percentage of the shares of Common Stock owned is based on 7,665,748 shares of common stock outstanding by BKF Capital Group, Inc., on April 29, 2005).
           (1) Cuttyhunk owns 136,300 shares (1.8%) (2) Anegada owns 120,200 shares (1.6%) (3) GS Cannell owns 98,700 shares (1.3%) (4) Tonga owns 191,000 shares (2.5%)

        (b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Schedule 13D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

        (c) A list of transactions during the past 60 days.

--------------------------------------------------------------------------------
Party             Date             Amount      Price per  Where & How
                                   Bought       Share      Effected
                                     (Sold)
--------------------------------------------------------------------------------

ANEGADA             7/11/2005         1,800       37.21    Open Market
ANEGADA             7/12/2005        (1,300)      37.08    Open Market
ANEGADA             7/12/2005        (1,600)      37.08    Open Market
ANEGADA             7/12/2005        (1,800)      37.08    Open Market
ANEGADA             7/12/2005          (100)      37.08    Open Market
ANEGADA             7/13/2005          (100)      36.82    Open Market
ANEGADA             7/13/2005        (1,200)      36.82    Open Market
ANEGADA             7/15/2005          (300)      35.23    Open Market
ANEGADA             7/18/2005          (500)      35.28    Open Market
ANEGADA             7/18/2005          (300)      35.28    Open Market
ANEGADA             7/18/2005          (100)      35.28    Open Market
ANEGADA             7/29/2005          (100)      35.04    Open Market
ANEGADA             8/22/2005        (1,500)      31.16    Open Market
ANEGADA             8/23/2005          (300)      31.63    Open Market
ANEGADA             8/25/2005         5,228       34.63    Open Market
ANEGADA             8/26/2005         2,000       33.62    Open Market
ANEGADA             9/6/2005         (2,000)      32.36    Open Market
ANEGADA             9/6/2005         (2,100)      32.36    Open Market
ANEGADA             9/7/2005         (3,128)      33.70    Open Market
CUTTYHUNK           7/11/2005         2,000       37.21    Open Market
CUTTYHUNK           7/12/2005         5,600       37.08    Open Market
CUTTYHUNK           7/13/2005         1,500       36.82    Open Market
CUTTYHUNK           7/15/2005           300       35.23    Open Market
CUTTYHUNK           7/18/2005         1,000       35.28    Open Market
CUTTYHUNK           7/29/2005           100       35.04    Open Market
CUTTYHUNK           8/22/2005         1,700       31.16    Open Market
CUTTYHUNK           8/23/2005           300       31.63    Open Market
CUTTYHUNK           8/25/2005         5,500       34.63    Open Market
CUTTYHUNK           8/26/2005         2,100       33.62    Open Market
CUTTYHUNK           9/6/2005          4,300       32.36    Open Market
CUTTYHUNK           9/7/2005          1,200       33.70    Open Market
CUTTYHUNK           9/7/2005          2,100       33.70    Open Market
GS CANNELL          7/11/2005         1,500       37.21    Open Market
GS CANNELL          7/12/2005         4,000       37.08    Open Market
GS CANNELL          7/13/2005         1,000       36.82    Open Market
GS CANNELL          7/15/2005           200       35.23    Open Market
GS CANNELL          7/18/2005           700       35.28    Open Market
GS CANNELL          7/18/2005           100       35.28    Open Market
GS CANNELL          8/22/2005         1,300       31.16    Open Market
GS CANNELL          8/23/2005           200       31.63    Open Market
GS CANNELL          8/25/2005         3,900       34.63    Open Market
GS CANNELL          8/26/2005         1,600       33.62    Open Market
GS CANNELL          9/6/2005          3,100       32.36    Open Market
GS CANNELL          9/7/2005            800       33.70    Open Market
GS CANNELL          9/7/2005          1,600       33.70    Open Market
TONGA               7/11/2005         2,800       37.21    Open Market
TONGA               7/12/2005          (200)      37.08    Open Market
TONGA               7/12/2005        (2,400)      37.08    Open Market
TONGA               7/12/2005        (1,300)      37.08    Open Market
TONGA               7/12/2005        (2,800)      37.08    Open Market
TONGA               7/12/2005          (400)      37.08    Open Market
TONGA               7/12/2005          (600)      37.08    Open Market
TONGA               7/12/2005          (100)      37.08    Open Market
TONGA               7/13/2005          (800)      36.82    Open Market
TONGA               7/13/2005        (1,200)      36.82    Open Market
TONGA               7/14/2005          (100)      36.27    Open Market
TONGA               7/15/2005          (400)      35.23    Open Market
TONGA               7/18/2005        (1,100)      35.28    Open Market
TONGA               7/18/2005          (100)      35.28    Open Market
TONGA               7/18/2005          (300)      35.28    Open Market
TONGA               7/29/2005          (100)      35.04    Open Market
TONGA               8/22/2005        (2,300)      31.16    Open Market
TONGA               8/23/2005          (500)      31.63    Open Market
TONGA               8/25/2005         8,572       34.63    Open Market
TONGA               8/26/2005         3,300       33.62    Open Market
TONGA               9/6/2005         (3,300)      32.36    Open Market
TONGA               9/6/2005         (3,400)      32.36    Open Market
TONGA               9/7/2005         (5,172)      33.70    Open Market




        (d) Not Applicable

        (e) Not Applicable

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        J. Carlo Cannell controls and manages the Adviser who makes voting and dispositive decisions for Cuttyhunk, Anegada, GS Cannell, and Tonga.

Item 7  Material to Be Filed as Exhibits

        See Exhibit 7.2- Letter to Mr. Anson M. Beard, Jr., Chairman of the Board of BKF Capital Group, Inc.


                              CANNELL CAPITAL LLC
                             150 California Street
                          San Francisco, Calif. 94111

                                    ______

                     Tel (415) 835-8300  Fax (240) 332-1261
                              info@cannellcap.com


                                          September 12, 2005




Mr. Anson M. Beard, Jr., Chairman
BKF Capital Group, Inc. ("BKF")
One Rockefeller Plaza, 25th Floor
New York, NY 10020



                          Big Butts and Fancy People




Dear Anson:

Thank you for speaking to me on June 1, 2005.

I am gratified by your endorsement of my backing of a publicly held growth company in the alternative asset management industry. I do differ with your opinion that such strategy might best be pursued through a private "de novo" entity, however.

As corrupted as BKF may have been, I think that it will be cheaper and easier to repair it than to create a new venture. It is possible, though challenging, to change a fan belt whilst the engine is running.

In his letter to stockholders of June 16, 2005, John Levin posed the question: "If Steel wants to force through a compensation program that drives out key personnel, than what is the real business strategy?" Here is my answer. I want BKF to hire a frugal, energetic, and fiercely independent CEO who will apply to the hedge fund industry the management principles of Billy Beane, the Oakland Athletics' General Manager. Let's find someone like Beane, who can recruit and motivate overlooked talent. That talent should get a fraction of the wages BKF as traditionally paid in salary, but, rather, enjoy a significant stake in the upside of the entire organization through tax-advantaged long term capital gains. Let's find a team player who will work for $1 per annum but who will receive a million shares at rising strike prices over many years.

"Moneyball" describes how Beane became bullish on Jeremy Brown, a University of Alabama catcher known best for his "big butt," not his stellar NCAA record for on base percentage(1). The old school scouts distained Brown. ("If you put him in corduroys, he'd start a fire.") Beane saw beyond Brown's girth. Nor does Beane object to pitchers who don't look the part. To others, right-hander Jim Mecir was a clubfooted screwballer. But Beane saw a hard-thrower who could bring the ball with brio, and at a discounted salary.

History vindicated Beane. The A's cost per win of $500,000 was a fraction of the $3 million-per-win paid by more profligate losing franchises like the Baltimore Orioles and the Texas Rangers.

Hedge fund managers are a lot like baseball players. The large clubs -- prestigious banks and fund of funds -- generally and surprisingly have an ill-conceived idea of what a major leaguer should look like. Most investors and managers in alternative assets ask the wrong questions and hire the wrong people. Credentialed. Smooth. Bespoke. Pedigreed, "look the part" traders and analysts.

Just as Beane disproved those notions with the A's, I want BKF to do the same. Conventional wisdom might suggest that an $8 million-a-year trader deserves such princely compensation. Sometimes that is true, but generally it is not. The best hedge fund managers are in fact often loners and misfits. Eagles do not flock(2). They do not look the part. They often think, look, smell and behave differently. That is their curse. That is their blessing.

It is my hope that a new CEO will replace our fancy people with talented traders and managers with whom I have had informal discussions. The people on my farm team roster say they would be willing to embrace a new BKF and would be satisfied to receive relatively modest salaries but meaningful ownership. If the shareholders do well, so will our new team, hopefully better than they do now and particularly when one considers the enormous benefit of the preferential tax characteristic of long term capital gains versus ordinary income.

The best investors I know are less motivated by salaries than by maximizing their creative potential within an amusing, energetic and creative environment. They understand that true success is getting paid for what you love to do(3). If the interests of the employees of BKF can be made congruent with those of the shareholders and the clients, then employees and investors can all look forward to a $100 stock price.

Performance is the way to do this. Period. Strive for performance of at least 15%, which is in line with most decent alternative asset managers. Assets will follow. Assume assets under management grow by 25%. Assume a net margin of 20%, the norm for publicly traded asset managers (although some report almost 30%). Apply a 20 multiple to net income, and assume shares outstanding increase by 20% to insent new and existing employees. If BKF can do this, the enterprise should be valued at around $1 billion, or $100 per share.

I operate best as a hunter in the high country, often alone. The politics, brain damage and regulatory backwaters of Sarbanes-Oxley repel me. But in the case of BKF, I think my energy, contacts and tenacity could, on an interim base, facilitate a smoother course for BKF. I think that I can at least keep the sails from luffing.

Please accept my candidacy for membership on the BKF board of directors.

Sincerely,

/s/ J. Carlo Cannell

J. Carlo Cannell
Managing Member




(1) A used copy of "Moneyball" by Michael Lewis, W.W. Norton, 2003, is being sent to you by 2nd rate, the USPS designation for printed matter.
(2) Ross Perot
(3) David Starr Jordan, first president of Stanford University.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 12, 2005
                          J. Carlo Cannell

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell

                              Cannell Capital, LLC

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member

                            The Anegada Master Fund, Limited

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser

                           The Cuttyhunk Fund Limited

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser

                          GS Cannell Portfolio, LLC

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser

                              Tonga Partners, L.P.

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, General Partner